Commonwealth of Virginia
State Corporation Commission
Office of the Clerk
Entity ID: 11100193
Filing Number: 2106303409453
Filing Date/Time: 06/30/2021 10:12 AM
Effective Date/Time: 06/30/2021 10:12 AM

ARTICLES OF RESTATEMENT
OF
CR GLOBAL HOLDINGS, INC.

_____

The undersigned, on behalf of the corporation set forth below, pursuant to Title 13.1, Chapter 9, Article 11 of the Code of Virginia, states as follows:

1. The name of the corporation immediately prior to restatement (the "Corporation") is: CR Global Holdings, Inc.

2. The restatement contains amendments to the articles of incorporation.

3. The text of the amended and restated articles of incorporation is attached hereto.

4. The restatement contains an amendment that provides for a reclassification of issued shares. The provisions for implementing the reclassification are contained in the amendment itself, in Article Fourth thereof.

5. The restatement was adopted by the corporation on June 28, 2021.

6. The restatement was adopted by unanimous consent of the shareholders.

Executed in the name of the Corporation by the undersigned officer of the Corporation this 28th day of June 2021.

CR GLOBAL HOLDINGS, INC.

By: /s/Chantel Ray Finch
    Chantel Ray Finch

Name: Chantel Ray Finch
Title: President and Chairperson

Corporation's SCC Entity ID#: 11100193

DocuSign Envelope ID: BC147EE4-4E6B-4896-B9E6-49B7F406D0F4

AMENDED AND RESTATED
ARTICLES OF INCORPORATION
CR GLOBAL HOLDINGS

Pursuant to Title 13.1, Chapter 9, Article 11 of the Code of Virginia, CR GLOBAL, INC. (the "corporation") hereby restates its articles of incorporation originally filed with the State Corporation Commission of the Commonwealth of Virginia on August 25, 2020. These restated articles of incorporation contain amendments to article FOURTH and contain the amendment of, or inclusion of, additional articles, which amendments and inclusions were duly adopted on June 28, 2021 in the manner prescribed by law. These restated articles of incorporation supersede the original articles of incorporation.

FIRST: The name of the corporation is CR Global Holdings, Inc.

SECOND: The corporation shall have perpetual existence.

THIRD: (a) The purpose for which the corporation is organized shall be the transaction of any and all lawful business for which corporations may be incorporated under the laws of Virginia.

(b) The corporation shall have and may exercise all of the rights, powers, and privileges now or hereafter conferred upon corporations organized under the laws of Virginia and may do everything necessary or convenient for the accomplishment of any of its purposes.

FOURTH:

A. Authorized Stock. The maximum number of shares of capital stock which this Corporation shall have authority to issue is 4,000,000 consisting of:

(i) 100,000 shares of class A common stock without par value ("Class A Common Stock"), and

(ii) 3,900,000 shares of class B common stock without par value ("Class B Common Stock"), and

The Class A Common Stock and the Class B Common Stock are hereinafter referred to collectively as the "Common Stock". Subject to applicable law, the Board of Directors may authorize the issuance of some or all the shares of any or all of its classes of Common Stock without certificates.

No Preemptive Rights. The holders of shares of Common Stock now or hereafter outstanding shall have no preemptive right to purchase or have offered to them for purchase any shares of Common Stock or other equity securities issued or to be issued by the Corporation.

B. Preferences, Qualifications, Limitations, and Restrictions. The preferences, qualifications, limitations, restrictions and the special or relative rights in respect of the shares of each class of Common Stock are set forth in the following Sections.

DocuSign Envelope ID: BC147EE4-4E6B-4896-B9E6-49B7F406D0F4

*1. **Voting Rights.*** Subject to applicable law, the shares of Class A Common Stock and Class B Common Stock shall vote together as a class and shall have the following voting rights:

> **(a) Class A Common Stock.** Each share of Class A Common Stock shall entitle the holder thereof to twenty votes upon all matters upon which shareholders have the right to vote, and

> **(b) Class B Common Stock.** Each share of Class B Common Stock shall entitle the holder thereof to one vote upon all matters upon which shareholders have the right to vote.

No cumulative Voting. Shares of capital stock of the corporation shall not be entitled to cumulative voting.

*2. **Dividends and Distributions; Preference***

> **(a) Class A Common Stock.** The holders of the Class A Common Stock shall be entitled to receive dividends or other distributions in cash, stock, or property of the Corporation as may be declared thereon by the Board of Directors from time to time out of assets or funds of the Corporation legally available therefor when and as declared by the Board of Directors.

> **(b) Class B Common Stock.** The holders of Class B Common Stock shall not be entitled to dividends or other distributions.

*3. **Liquidation; Preference***

> **(a) Class A Common Stock Liquidation Preference.** In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of the Class A Common Stock shall be entitled, before any of the assets of the Corporation shall be distributed among or paid over to the holders of the Class B Common Stock, to be paid in full an amount equal to $20.00 per share, (the "Liquidation Preference").

> **(b) Class A and Class B Common Stock, Participation after Distribution of the Liquidation Preference.** In the event of any voluntary or involuntary liquidation, distribution or winding up of the Corporation, and only after distribution in full of the Liquidation Preference to the holders of Class A Common Stock, the holders of shares of Class A Common Stock and Class B Common Stock shall be entitled to receive all the remaining assets of the Corporation available for distribution to its shareholders, ratably in proportion to the number of shares of Common Stock held by them. In any such distribution the shares of Class A Common Stock and Class B Common Stock shall be treated equally on a per share basis.

C. The Manner in Which issued Shares Are to Be Reclassified

There are presently 10 shares of common stock issued and outstanding, without certificate. Upon filing with, and acceptance of these Amended Articles by, the State Corporation Commission of the Commonwealth of Virginia, such shares shall immediately be

DocuSign Envelope ID: BC147EE4-4E6B-4896-B9E6-49B7F406D0F4

reclassified as 10 shares of Class A Common Stock, effected by their cancellation and replacement with the appropriate entries on the corporation's books.

FIFTH: Any duty of a director or any other person to offer the corporation the right to have or participate in any business opportunities in the residential or commercial real estate categories or other enterprises in which the corporation may have an interest before the pursuit or taking of the opportunity by the director or other person is eliminated; provided, however that the application of this provision to an officer or a related person of that officer (i) also requires approval of that application by action of disinterested directors taken in compliance with the same procedures as are set forth in §13.1-691, and (ii) may be limited by the approving action of the board of directors.

SIXTH: In any proceeding brought by or in the right of the corporation or brought by or on behalf of the shareholders of the corporation for any action taken or any failure to take any action as a director, the liability of a director for money damages is eliminated, except liability for willful misconduct or a knowing violation of the criminal law.

SEVENTH: (a) The corporation shall have the obligation, to the fullest extent allowed by the laws of Virginia, to indemnify any director or officer against reasonable expenses incurred in the defense of any proceeding to which the director or officer was a party because the director or officer is or was a director or officer of the corporation, including any proceeding by or in the right of the corporation.

(b) The obligation of the corporation to provide indemnification shall also include the obligation to advance funds to pay for or reimburse expenses to fullest extent permitted by law.

(c) The determination as to the right to any indemnity shall be made in accordance with subsection B of § 13.1-701 of the Corporation code, or in accordance with such other process that the Board of Directors in good faith shall determine to use.

CR GLOBAL HOLDINGS, INC.

DocuSigned by:

By: Chantel Ray

5FFBF83350EE4BC...

Chantel Ray Finch

Name: Chantel Ray Finch
Title: President and Chairperson

Corporation's SCC Entity ID#: 11100193

COMMONWEALTH OF VIRGINIA
STATE CORPORATION COMMISSION

AT RICHMOND, JUNE 30, 2021

The State Corporation Commission has found the accompanying articles of restatement submitted on behalf of

CR Global Holdings, Inc.

to comply with the requirements of law, and confirms payment of all required fees. Therefore, it is ORDERED that this

CERTIFICATE OF RESTATEMENT

be issued and admitted to record with the articles of restatement in the Office of the Clerk of the Commission, effective June 30, 2021.

The corporation is granted the authority conferred on it by law in accordance with the articles of restatement, subject to the conditions and restrictions imposed by law.

STATE CORPORATION COMMISSION

By

Angela L. Navarro
Commissioner